Cogent Communications Group, Inc.

Robert N. Beury Jr.

Chief Legal Officer

Cogent Communications, Inc.

1015 31st Street, NW

Washington, DC 20007

Telephone +1-202-295-4254

Fax +1-703-997-8709

email: rbeury@cogentco.com

February 13, 2009

Re:         SEC comment letter dated January 12, 2009 regarding:

Cogent Communications Group, Inc.

Definitive Proxy Statement on Schedule 14A

Filed on March 10, 2008

File No.  001-31227

Dear Mr. Krikorian:

This letter responds to the comments received in your letter of February 10, 2009.  The responses are keyed to your comments.

Definitive Proxy Statement

Employment Agreements and Other Potential Post-Employment Payments, page 14

1.             We refer to prior comment 3 and note that your response does not address how these arrangements it into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.  Please ensure future filings include this disclosure.

We will do so.

Certain Relationships and Related Transactions, page 21

2.             We refer to prior comment 5. To the extent that Mr. Schaeffer’s wife’s interest in the headquarters lease exceeds $ 120,000, you must disclose her separate interest as well. Refer to Item 404(a) and Instruction to Item 404(a) of Regulation S-K. Please confirm that you will make this disclosure.

We will make this disclosure.

Yours truly,

/s/ Robert N. Beury Jr.